                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the fiscal year ended December 31, 2004.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the transition period from ___________________ to ____________________

                         Commission file number 0-20793

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      SMITHWAY MOTOR XPRESS, INC. 401(k) RETIREMENT SAVINGS AND INVESTMENT PLAN

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           SMITHWAY MOTOR XPRESS CORP.
                                2031 QUAIL AVENUE
                             FORT DODGE, IOWA 50501

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                        Financial Statements and Schedule

                           December 31, 2004 and 2003

         (With Report of Independent Registered Public Accounting Firm)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN


                                TABLE OF CONTENTS


                                                                            PAGE

Report of Independent Registered Public Accounting Firm                        1

Statements of Net Assets Available for Plan Benefits                           2

Statements of Changes in Net Assets Available for Plan Benefits                3

Notes to Financial Statements                                                  4

SCHEDULE

1  Schedule of Assets Held for Investment Purposes at End of Year              8

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Plan Trustees
Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan:


We have audited the statements of net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the
Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan as of December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits of the Plan's financial statements as of and for the years ended December 31, 2004 and 2003 were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP


June 29, 2005
Des Moines, Iowa

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2004 and 2003

                                                                2004          2003
                                                            -----------   -----------
Assets:
  Cash                                                      $      --          41,280
                                                            -----------   -----------
  Investments (note 9):
    Investment in registered investment companies             6,450,142     7,233,890
    Investment in common trusts                                 823,767          --
    Common stock                                              2,993,009       944,393
    Loans to participants                                       439,477       559,263
                                                            -----------   -----------
                                                             10,706,395     8,737,546
                                                            -----------   -----------
  Contributions receivable:
    Employer                                                    188,596          --
    Employee                                                     81,948        64,658
  Other receivables                                                --          16,644
                                                            -----------   -----------
          Total assets                                       10,976,939     8,860,128
Liabilities (note 6)                                               --          41,133
                                                            -----------   -----------
          Net assets available for plan benefits (note 2)   $10,976,939     8,818,995
                                                            ===========   ===========


See accompanying notes to financial statements.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
         Statements of Changes in Net Assets Available for Plan Benefits
                     Years ended December 31, 2004 and 2003


                                                           2004          2003
                                                       -----------   -----------
Additions to net assets attributed to:
  Employer contributions (note 3)                      $   188,596          --
  Employee contributions and rollovers (note 3)          1,013,113       842,807
  Net investment gain (notes 2 and 9)                    2,815,263     1,837,831
                                                       -----------   -----------
          Total additions                                4,016,972     2,680,638
                                                       -----------   -----------

Deductions from net assets attributed to:
  Benefits paid to participants (note 5)                 1,842,956     1,877,333
  Administrative fees                                       11,257        41,618
  Other                                                      4,815          --
                                                       -----------   -----------
          Total deductions                               1,859,028     1,918,951
                                                       -----------   -----------
          Net increase in net assets available
            for plan benefits                            2,157,944       761,687
Net assets available for plan benefits:
  Beginning of year                                      8,818,995     8,057,308
                                                       -----------   -----------
  End of year                                          $10,976,939     8,818,995
                                                       ===========   ===========


See accompanying notes to financial statements.

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   PLAN INFORMATION AND BASIS OF PRESENTATION

      The accompanying financial statements of Smithway Motor Xpress, Inc. 401(k) Retirement Savings and Investment Plan (the Plan) have been prepared on the accrual basis of accounting and are subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is sponsored by Smithway Motor Xpress Corp. (the Company) and has two entry dates per year. Full-time employees are eligible for participation in the Plan on the next entry date after completing one year of service and attaining twenty-one years of age. Participants should refer to the Plan agreement for more complete information.

   INVESTMENTS

      Investments, other than loans, are reported at fair value as determined by using available market information. Purchases and sales of securities are recorded on a trade-date basis. Loans to participants are valued at their unpaid principal balance, representing estimated fair value.

      Net investment income includes investment income, realized gains (losses), and unrealized appreciation (depreciation) on investments held.

   ADMINISTRATIVE FEES

      Certain administrative fees are paid by the Company.

   INCOME TAXES

      The Internal Revenue Service has issued a determination letter that the Plan is qualified, and the trust established under the Plan is tax-exempt, under Sections 401(a) and 501(a) of the Internal Revenue Code. Franklin Templeton (the Plan Administrator) and the Plan's tax counsel believe the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe the Plan was qualified and the related trust was tax-exempt as of December 31, 2004 and 2003. Future qualification of the Plan will depend on continuing operation in compliance with the Internal Revenue Code.

   USE OF ESTIMATES

      The Plan Administrator has made a number of estimates and assumptions relating to the reporting of assets, liabilities, and changes therein to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

NET ASSETS AVAILABLE FOR PLAN BENEFITS

   The Plan Administrator maintains funds received from the Plan primarily in registered investment companies or in the Company's common stock.



                                       4                (Continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


CONTRIBUTIONS

   Under the terms of the Plan agreement, the Company may, at its discretion, make annual contributions to the Plan, which shall be allocated to eligible participants based on a percentage of the total deferred compensation contributed during the Plan year. Contributions totaled $188,596 and $0 for the years ended December 31, 2004 and 2003, respectively. Forfeitures, if any, are used to reduce future employer contributions.

   Employees may make voluntary contributions to the Plan up to 15% of their compensation, subject to certain limitations as specified in the Plan agreement. Effective January 1, 2003, there will be no maximum percentage applied to such deferrals and contributions will only be limited to certain IRS limitations.

PARTICIPANT ACCOUNTS

   Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of Plan earnings. Each participant will be permitted to direct the Plan Administrator to invest their individual accounts into various approved investments permitted under the Plan.

   Participants are immediately vested in their voluntary contributions and the earnings thereon. Vesting in the remainder of their accounts is based on years of service in which the participant has completed at least 1,000 hours of service. A participant is 100% vested after six years of service.

BENEFITS

   Under the terms of the Plan agreement, participants or their beneficiaries are eligible for benefits upon retirement, death, or disability. Benefits shall be distributed through one of several options selected by the participants, as defined in the Plan agreement.

LIABILITIES

   Liabilities include refunds payable for excess contributions received by the Plan which are reimbursable to the participants, benefit claims payables, and other miscellaneous operating payables.

PLAN TERMINATION

   Although the Company has not expressed any intent to terminate its participation in the Plan, it may do so at any time, subject to the provisions set forth in ERISA. Should the Plan be terminated at some future time, all participants become 100% vested in benefits earned as of the termination date.

PARTY-IN-INTEREST TRANSACTIONS

   Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. Franklin Templeton, as Plan Administrator, is a party-in-interest as defined by ERISA as a result of investing Plan assets in its own funds. The Company is a party-in-interest as a result of the Plan participants being able to invest in Company stock. A participant who acquires a participant loan is a party-in-interest. However, such transactions are exempt and are not prohibited by ERISA.


                                       5                (Continued)

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003


INVESTMENTS

   The fair values of the investments of the Plan at December 31, 2004 and 2003 were as follows:

                                                                        2004
                                                                    -----------
   Franklin Templeton Stable Value Fund *                           $   823,767
   Franklin Templeton U.S. Government Securities Fund *                 774,309
   Franklin Templeton Total Return Fund *                                32,894
   Franklin Templeton Income Fund *                                   1,378,880
   Franklin Templeton Age High Income Fund *                             25,926
   Franklin Templeton Growth Fund *                                     124,059
   Mutual Shares *                                                      227,652
   Franklin Templeton Small Cap Value Fund *                             38,330
   Fidelity Magellan Fund                                             2,154,717
   Franklin Templeton Capital Growth Fund *                             112,288
   Franklin Templeton Flex Cap Growth Fund *                          1,478,282
   Franklin Templeton Small-Midcap Growth Fund *                         25,631
   Templeton Growth Fund *                                               77,174
   Smithway Motor Xpress Corp. common stock *                         2,993,009
   Participant Loans *                                                  439,477
                                                                    -----------
                                                                    $10,706,395

                                                                        2003
                                                                    -----------
   Fidelity Magellan Fund                                           $ 2,278,481
   Capital Preservation Fund                                            929,098
   Strong Government Securities                                         850,278
   Smithway Motor Xpress Corp. common stock *                           944,393
   Fidelity Equity Growth Fund                                           65,253
   MFS Total Return Fund                                              1,395,825
   MFS Mid Cap Growth Fund                                            1,477,985
   UMB Scout Worldwide Fund *                                            12,810
   UMB Scout Equity Index Fund *                                         43,301
   Washington Mutual Investors Fund                                     180,859
   Participant Loans *                                                  559,263
                                                                    -----------
                                                                    $ 8,737,546
                                                                    ===========



                                       6                (Continued)

   Included in net investment gain for the years ended December 31, 2004 and 2003 is appreciation of investments (including gains and losses on investments bought and sold, as well as held during the year) and investment income as follows:

                                                    2004         2003
                                                 ----------   ----------
   Registered investment companies               $  404,515    1,242,711
   Common stock *                                 2,386,815      567,130
   Participant loans *                               23,933       27,990
                                                 ----------   ----------
                                                 $2,815,263    1,837,831
                                                 ==========   ==========

   * Party-in-interest

PARTICIPANT LOANS

   Participants are allowed to borrow from the vested portion of their account. The minimum loan is $1,000. The maximum loan is the lesser of 50% of the participant's vested account balance or $50,000.

                                                                      SCHEDULE 1

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
         Schedules of Assets Held for Investment Purposes at End of Year
                                December 31, 2004

                        DESCRIPTION                                   COST        FAIR VALUE
----------------------------------------------------------------   -----------   -----------
Franklin Templeton Stable Value Fund *                             $   823,767       823,767
Franklin Templeton U.S. Government Securities Fund *                   784,996       774,309
Franklin Templeton Total Return Fund *                                  32,550        32,894
Franklin Templeton Income Fund *                                     1,326,341     1,378,880
Franklin Templeton Age High Income Fund *                               24,928        25,926
Franklin Templeton Growth Fund *                                       113,804       124,059
Mutual Shares *                                                        211,350       227,652
Franklin Templeton Small Cap Value Fund *                               34,438        38,330
Fidelity Magellan Fund                                               2,066,418     2,154,717
Franklin Templeton Capital Growth Fund *                               106,758       112,288
Franklin Templeton Flex Cap Growth Fund *                            1,359,807     1,478,282
Franklin Templeton Small-Midcap Growth Fund *                           22,946        25,631
Templeton Growth Fund *                                                 71,999        77,174
Smithway Motor Xpress Corp. common stock *                             957,475     2,993,009
                                                                   -----------   -----------
                                                                     7,937,577    10,266,918

Loans to participants * (with interest rates from 4.25% to 10.5%       439,477       439,477
  and various maturity dates)
                                                                   -----------   -----------
                                                                   $ 8,377,054    10,706,395
                                                                   ===========   ===========

*Party-in-interest.


See accompanying independent auditors' report.

                                                                      SCHEDULE 1

                       SMITHWAY MOTOR XPRESS, INC. 401(k)
                     RETIREMENT SAVINGS AND INVESTMENT PLAN
         Schedules of Assets Held for Investment Purposes at End of Year
                                December 31, 2003


                       DESCRIPTION                                    COST      FAIR VALUE
----------------------------------------------------------------   ----------   ----------
Fidelity Magellan Fund                                             $2,147,893    2,278,481
Capital Preservation Fund                                             929,098      929,098
Strong Government Securities                                          848,661      850,278
Smithway Motor Xpress Corp. common stock *                            457,066      944,393
Fidelity Equity Growth Fund                                            57,051       65,253
MFS Total Return Fund                                               1,317,368    1,395,825
MFS Mid Cap Growth Fund                                             1,741,858    1,477,985
UMB Scout Worldwide Fund *                                             11,085       12,810
UMB Scout Equity Index Fund *                                          38,816       43,301
Washington Mutual Investors Fund                                      163,520      180,859
                                                                   ----------   ----------
                                                                    7,712,416    8,178,283
Loans to participants * (with interest rates from 4.25% to 10.5%      559,263      559,263
  and various maturity dates)
                                                                   ----------   ----------
                                                                   $8,271,679    8,737,546
                                                                   ==========   ==========

*Party-in-interest.

See accompanying independent auditors' report.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          SMITHWAY MOTOR XPRESS, INC. 401(k)
                                          RETIREMENT SAVINGS AND INVESTMENT PLAN


Date: June 29, 2005                       By:  /s/ Tom Nelson
                                             -----------------------------------
                                               Tom Nelson, Administrator

                                  EXHIBIT INDEX


Exhibit
Number
------

   23        Consent of KPMG LLP, independent registered public accounting firm